December 26, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (610) 725-8485

Robert S. Feit
Senior Vice President and General Counsel
AMETEK, Inc.
37 North Valley Road, Building 4
P.O. Box 1764
Paoli, Pennsylvania 19301-0801

> **Re: AMETEK, Inc.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 001-12981**

Dear Mr. Feit:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Alan Singer, Esq. of Morgan, Lewis & Bockius LLP
                 (F) 215.963.5001